FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of May, 2013

National Bank of Greece S.A.

(Translation of registrant’s name into English)

86 Eolou Street, 10232 Athens, Greece

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F ☒ Form 40-F ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes ☐ No ☒

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                  ]

NBG Group: Q1 Results 2013

Business performance:

•    Positive profitability for a second consecutive quarter, reflecting the improving economic climate.

•    Q1 earnings from recurring sources of income for the Group at €186 million, vs. losses of €265 million in Q1 2012.

•    Stabilization of core income in Greece at €385 million in Q1 2013.

•    Strong performance by Finansbank, with profits up by 23% on a constant currency basis to €155 million, over and above the impressive performance of the previous year.

•    Positive input from the Group’s SE Europe subsidiaries of €13 million, vs. losses in Q1 2012.

Cost reductions:

•    Operating costs in Greece and SE Europe cut by 10% and 3% respectively, compared with Q1 2012.

•    12% reduction in staff expenses in Greece. Reduction in G&A expenses and depreciation by 5%, if the once-off cost of the integration of Eurobank is excluded.

• Cumulative reduction in domestic operating costs by 24% since the beginning of the crisis (Q1 2010).

Reduction in provisions:

•    Reduction in provisions in Greece, for the first time since the beginning of the crisis (€318 million in Q1 2013, vs. €419 million in Q1 2012), due to the significant slowdown in new loan impairments.

•    The Group continues to maintain strong levels of provisions for loan impairments, at 54%.

•    Write-back of provisions amounting to €276 million against claims on the Hellenic Republic, due to the improvement in the country’s credit rating.

Capital adequacy:

•    The pro-forma Core Tier I capital ratio (under EBA) stands at 9.3%.

•    Offer to buy back hybrid securities issued by the Group, as the first step in a series of initiatives undertaken by the Group to strengthen its equity capital.

Improving liquidity:

•    Increase in the Group’s deposits by 5% yoy. Substantial domestic deposit inflow of circa €3.3 billion from June 2012 (up 9%).

•    Significant reduction in funding from the Eurosystem since the peak of the crisis in June 2012 (down €7.2 billion, from €34.7 billion to €27.5 billion) and potential for a further reduction of €9.8 billion by repo-ing the bonds issued under the recapitalization process.

•    Improvement in the loan-to-deposit ratio in Greece to 95%, vs. 105% a year earlier.

Asset quality:

•    Deterioration of asset quality moderates in Greece, as new +90 dpds totalled €456 million in Q1 2013, vs. €533 million in Q4 2012 and €938 million in Q1 2012.

•    The ratio of +90 dpds to total loans stood at 19.8% for the Group and 24.3% for the domestic loan book.

The discernible improvement in the economic climate reflects the belief that Greece has made significant progress in its efforts to become more competitive and forge a sustainable growth path. Combined with progress in a series of macroeconomic indicators, the banking sector witnessed the gradual but steady return of deposits and the relative improvement in the quality of the loan portfolio. In general, the core profitability of banks is now showing clear signs of improvement.

NBG continues to undertake initiatives to further strengthen its profitability and balance sheet. Specifically, it has made significant progress in productivity by reducing its domestic operating costs by approximately 25% since the beginning of the crisis, and is ready to implement further significant cost-cutting measures. In addition, the Bank has launched a series of actions aimed at improving its capital adequacy. It is important to stress that NBG currently has a comparative advantage in terms of liquidity, as the loan-to-deposit ratio is on a declining path in Greece and is already at 95%. Last, the Bank’s healthy balance sheet serves as a secure foundation on which it can further grow its profitability from sustainable and recurring sources.

In the coming days NBG will reach a historic crossroads: the venture to increase our share capital in the framework of the recapitalization process for systemic banks, which will enable us to continue to play our key role in the Greek economy — a role the Bank has consistently played throughout its long history.

Athens, 24 May 2013

Alexandros Tourkolias

Chief Executive Officer

NBG Group reports profitability for the second consecutive quarter, as net profit in Q1 2013 amounted to €186 million, compared with losses of €265 million in Q1 2012. After taking into consideration the non recurring impairment loss resulting from the acquisition of Eurobank, totalling €159 million, net profit amounted to €27 million. The contribution by Finansbank was particularly positive, as it posted net profit of €155 million, while the Group’s SE Europe subsidiaries(1) posted a positive contribution to profitability following five successive negative quarters. In addition, the progress made in the economic adjustment programme resulted in an upgrade in Greece’s credit rating, allowing the write-back of provisions against claims on the Hellenic Republic totalling €276 million.

The stabilization of the Group’s core banking revenue, after a long series of quarters of decline, is particularly encouraging, as these developments provide solid evidence that the slowdown in the top line is bottoming out. This development of particular note, as the Group showed a stabilization across the main components of core revenue (net interest income and fees) as well as across all geographical areas where the Group operates.

The Group’s strategic focus on rationalizing operating expenses continues to generate results; operating expenses in Greece and SE Europe(1) decreased by 10% and 3% respectively, year on year. This trend is expected to continue, inter alia, on the back of a new sectoral labour agreement that was recently signed.

With respect to the quality of the Group’s assets, the slower pace of new loan delinquencies continued, with new NPLs totalling €616 million, vs. €662 million in Q4 2012, and €1,244 million at the height of the crisis in Q2 2012. As a result, lower provisions were formed both on a yoy and qoq basis. Nevertheless, cash coverage levels remain high at 54%.

The 5% growth in deposits yoy, along with the 2% increase in the loan portfolio, served to improve the Group’s liquidity ratio (loans to deposits) by 7 pps to 104%. The loan-to-deposit ratio in Greece stood at the competitive level of 95%, improved by 10 pps yoy, thereby enabling the Bank to offer support to its viable customer base. The corresponding ratio in SE Europe stood at 108%, an improvement of 21 pps yoy.

As regards capital adequacy, pro-forma Core Tier I (under EBA) stood at 9.3%, inclusive of the advances from the HFSF under the Bank’s recapitalization process.

Greece: Easing of pressure on core profitability

Net profit stood at €20 million, before deducting the one-off cost of €159 million from the acquisition of Eurobank shares, vs. losses of €384 million in Q1 2012, owing to the 10% yoy reduction in operating expenses (not including the once-off costs associated with the integration of Eurobank), the large reduction in trading losses (€30 million loss compared with losses of €250 million in Q1 2012), and the write-back of provisions against claims on the Hellenic Republic vs. Q1 2012.

In Q1 2013, net interest income stabilized qoq, suggesting that it is bottoming out. A key positive factor in this development was the reduced dependence on high-cost funding from

(1)  SE Europe includes the Group’s businesses in Bulgaria, Romania, Serbia, Albania and the Former Yugoslav Republic of Macedonia.

the ELA mechanism, while the factors that impacted negatively were the contraction of the loan book, the Bank’s participation in the GGB buyback programme, and the increase in loan delinquencies.

The revival in domestic deposits, which commenced at the end of Q2 2012, as political uncertainty faded, continued in Q1 2013, reflecting the restored confidence of depositors in the Greek banking system and NBG. Specifically, both sight and term accounts posted growth of 18% vs. Q2 2012, while savings deposits declined by 7% in the same period. The total increase in deposits over this period was 9%.

Deleveraging of the domestic loan book continued, posting a 4% decline in total loans yoy. Relative to the peak in loan balances in Q2 2010 the decline has totalled 14% for gross loans, and 22% for net loans.

A particularly positive development has been the significant slowdown (by 14% qoq and 51% yoy) in new loan delinquencies in Q1 2013 (at €456 million). In addition, the ratio of +90 dpd to total loans stood at 24.3%, up by 120 basis points since the end of 2012, as compared with the average per quarter in 2012, which was more than double this figure, at circa 250 bps. The provision coverage ratio for +90 dpds continues to remain high at 53%, in spite of the fact that the Bank has been able to reduce its provisions.

Finansbank: The growth story continues

The net profit of Finansbank increased by 23% yoy to TL362 million (€155 million). This impressive result was achieved on the back of improved core revenues (up by 21% yoy), boosted by the increase in both net interest income and fees, up 28% and 13% respectively yoy, despite the loss of income from insurance activities after the sale of Finans Pension in Q4 2012. Net interest margin remained high, at 643 bps at the end of Q1, as the continuing decrease in funding costs largely offset the decline in asset yields witnessed across the banking sector.

The efficiency ratio (cost/income) improved further to a highly competitive 41%, vs. 46% in Q1 2012. This improvement was achieved despite the growth of the branch network (plus 70 units on an annual basis), and continued high inflation.

Finansbank’s total lending amounted to TL43.7 billion (€18.8 billion), up 19% yoy.  As a result of the credit expansion strategy, the Retail loan portfolio grew by 25% yoy to TL25.9 billion (€11.2 billion), while the Business loan portfolio posted growth of 12% yoy to TL17.8 billion (€7.7 billion). The +90 dpd ratio increased to 5.8% vs. 5.0% in March 2012, reflecting the slower pace of economic growth in Turkey.  Applying a conservative policy, the Group formed provisions of TL194 million with a view to keeping the coverage ratio at a satisfactory level, at 75%.

Total deposits grew by 23% yoy (including the TL2.4 billion retail bond issues) to TL35.2 billion (€15.2 billion). The loan-to-deposit ratio stood at 110% compared with 114% a year earlier (including the TL2.4 billion bond issues in the retail sector).

The Capital Adequacy Ratio (CAR) stood at the robust level of 19.0%, the highest among its peers. Its strong capital base offers Finansbank a significant comparative advantage with respect to the ongoing dynamic growth of its balance sheet.

SE Europe: Focusing on cost reduction and liquidity enhancement

The Group’s businesses in SE Europe(1) posted profit of €13 million, after five consecutive loss-generating quarters. A key contributing factor to these results was the improved pace of new loan delinquencies, which reflects the gradual normalization of economic activity in the region, thus impacting positively both NII and provisions. In addition, the policy to rationalize operating costs continued, thus pushing them down by 3% yoy, and 20% since Q1 2010.

Growth in deposits by 11% yoy (to €5.3 billion) helped further improve the loan-to-deposit ratio to 108% as against 129% at end-March 2012. The improved liquidity conditions of the Group’s SE Europe subsidiaries is enabling them to eliminate the need for funding from the parent company. As a result of improved liquidity, total lending presented a stable picture at the end of Q1 2013, standing at €6.4 billion vs. €6.5 billion at the end of 2012, down by 1%, after an overall decline of 22% since the end of 2008.

As regards asset quality, as already noted above, the pace of new loan delinquencies has slowed. The +90 dpd loan ratio stood at 24.1% in Q1 2013 compared with 23.3% the previous quarter, assisted by the stabilization of the loan book. Provisions for loan impairments decreased by 41% qoq to €29 million, while the coverage ratio remained at 49%.

This press release contains certain forward-looking statements. These forward-looking statements involve risks and uncertainties that could significantly affect expected results and are based on certain key assumptions. Many factors could cause actual results to differ materially from those projected or implied in any forward-looking statements. Due to these uncertainties and risks, readers are cautioned not to place undue reliance on such forward-looking statements, which speak only as of the date of this announcement. National Bank of Greece S.A disclaims any obligation to update any forward-looking statements contained herein, except as required pursuant to applicable law.

Appendix

(€ millions)	Mar 2013	Mar 2012	Δ

Profit & loss
Group net profit	27	-731	—
Greece	-139	-850	-84%
Turkey	155	125	+23	%*
SE Europe(1)	13	-7	—

Core revenues
Group	922	1 081	-15%
Greece	385	613	-37%
Turkey	445	367	+21%
SE Europe(1)	80	83	-4%

Operating expenses
Group	563	560	+1%
Greece	306	328	-7%
Turkey	195	166	+18%
SE Europe(1)	53	55	-3%

Balance Sheet
Total assets	104 154	104 015	+0%
Loans	70 908	69 647	+2%
Deposits	60 486	57 419	+5%

Ratios
Core Tier I (pro forma combined entity)	9.3%	—	—
Loans : Deposits	104%	111%	-7%
Net interest margin (bps)	346	400	-54	bps

* on a constant currency basis

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

National Bank of Greece S.A.

/s/ Alexandros Tourkolias

(Registrant)

Date: May 24th, 2013

Chief Executive Officer